TTBD, LLC
(SEC I.D. No. 8-67667)

Financial Statement as of December 31, 2019, and Report of Independent Registered Public Accounting Firm Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC Document

TTBD, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholder and the Board of Directors of TTBD, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TTBD, LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 26, 2020

We have served as the Company's auditor since 2007.

TTBD, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

ASSETS

CASH	$ 28,679
ACCOUNTS RECEIVABLE	14,015
PREPAIDS AND DEPOSITS	5,992
TOTAL	$ 48,686

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 105
Related party payable to Trading Technologies International, Inc.	16,341
Total liabilities	16,446
SHAREHOLDER'S EQUITY:	
Membership interest	299,000
Accumulated deficit	(266,760)
Total shareholder's equity	32,240
TOTAL	$ 48,686

See notes to financial statement

TTBD, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2019

1. GENERAL

Basis of Presentation — The accompanying statement of financial condition of TTBD, LLC (the "Company" or TTBD), a limited liability company and securities broker-dealer, has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). TTBD is a wholly owned subsidiary of TT Securities Group, LLC (TTSG). TTSG is a wholly owned subsidiary of Trading Technologies International, Inc. (TTI).

Nature of Operations — The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company licenses software and patents on a transactional fee basis for customers trading securities. FINRA compliance and SEC regulations require that a broker-dealer be registered when fee-based structures are in place for trading securities on a transactional basis. The customers of the Company are primarily proprietary trading firms, investment banking firms, commercial banks, and derivative exchanges. These customers are located in the United States of America, Europe, and India.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and disclosures in the accompanying notes. Actual results could differ from those estimates.

Contingencies — In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censure, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statement; however, the Company is unable to predict the outcome of these matters.

3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

At December 31, 2019, the Company had net capital, as defined under the Rule, of $12,233, which was $7,233 in excess of required net capital of $5,000. The Company's aggregate indebtedness, as defined under the Rule, was 134.44% of its net capital.

The Company is exempt from the provisions of the SEC Rule 15c3-3, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

4. INCOME TAXES

The Company currently joins TTI and its other eligible domestic subsidiaries in the filing of a consolidated federal income tax return. As a single-member limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code. The Company had no liability for unrecognized tax benefits at December 31, 2019, and there was no activity related to unrecognized tax benefits during the year. The Company believes that it is reasonably possible that the liability balance for unrecognized tax benefits will not significantly increase or decrease within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

5. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement dated January 1, 2017, with TTI (which superseded a previous expense sharing agreement dated December 14, 2015) whereby TTI has agreed to be solely responsible for certain general and administrative expenses of the Company, and as such, TTI will be paid $5,140 per month ($61,680 annually) by the Company for being responsible for such expenses. TTI invoices TTBD monthly for the related party transactions and the invoice is settled the following month. As of December 31, 2019, $5,140 of these expenses are payable to TTI and are included within the 'Related party payable to Trading Technologies International, Inc.' line item in the statement of financial condition.

The Company entered into a distribution agreement dated November 29, 2007 with TTI whereby TTI owns certain software and patents that it is willing to license to TTBD as a non-exclusive and non-transferable license to distribute the software. As such, TTI will be paid a license fee based on TTI's standard list pricing discounted by 20%. As of December 31, 2019, $11,201 of these expenses are payable to TTI and are included within the 'Related party payable to Trading Technologies International, Inc.' line item in the statement of financial condition.

During February 2019, TTI made a capital contribution of $75,000 in order for TTBD to satisfy the Company's operating and capital requirements. These are included within the "Capital Contribution" line item within the statement of changes in shareholder's equity.

6. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the issuance of these financial statements. Except as noted below, there were no other subsequent events identified as a result of this evaluation that require adjustment to, or disclosure, in the financial statements.

During January 2020, TTI made a capital contribution of $100,000 in order for TTBD to satisfy the Company's operating and capital requirements.

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